UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Second Quarter of 2025

GUADALAJARA, Mexico, July 21, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the second quarter ended June 30, 2025 (2Q25). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 2Q25 vs. 2Q24

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,922.2 million, or 30.6%. Total revenues increased by Ps. 3,623.0 million, or 49.9%.
  Cost of services increased by Ps. 308.5 million, or 25.4%.
  Income from operations increased by Ps. 1,067.6 million, or 30.4%.
  EBITDA increased by Ps. 1,305.2 million, or 31.1%, an increase from Ps. 4,198.1 million in 2Q24 to Ps. 5,503.3 million in 2Q25. EBITDA margin (excluding the effects of IFRIC-12) went from 66.8% in 2Q24 to 67.1% in 2Q25.
  Comprehensive income decreased by Ps. 658.9 million, or 22.8%, from an income of Ps. 2,893.9 million in 2Q24 to an income of Ps. 2,234.9 million in 2Q25.

Company’s Financial Position:

As of June 30, 2025, the Company reported a cash and cash equivalents position of Ps. 9,697.3 million. During the second quarter of 2025, the Company repaid the maturing bond certificate “GAP 21” for Ps. 2,500.0 million. In addition, the Company drew down a Ps. 3,375.0 million credit facility from Banco Nacional de México, S.A. (“Banamex”) with a five-year term, and the proceeds were used to refinance maturities in June and July 2025 with Banamex for Ps. 2,500.0 million and BBVA for Ps. 875.0 million.

Passenger Traffic

During 2Q25, the 14 airports operated by GAP recorded an increase of 624.7 thousand total passengers, representing a 4.1% increase compared to 2Q24.

During this period, the following new routes were launched:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Viva	Hermosillo	Tijuana	May 22, 2025	1 daily
Viva	Tijuana	Hermosillo	May 22, 2025	1 daily
Viva	La Paz	Santa Lucía	May 22, 2025	1 daily
Viva	La Paz	Tijuana	May 22, 2025	1 daily
Viva	Tijuana	La Paz	May 22, 2025	1 daily
Viva	Tijuana	Veracruz	May 22, 2025	3 weekly
Viva	Tijuana	Querétaro	May 23, 2025	4 weekly

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
World2Fly	Montego Bay	Lisboa	June 11, 2025	1 weekly

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	2Q24	2Q25	Change	6M24	6M25	Change
Guadalajara	2,994.8	3,090.9	3.2%	5,666.5	6,112.1	7.9%
Tijuana *	2,097.8	2,139.2	2.0%	4,083.4	4,196.7	2.8%
Los Cabos	690.6	739.7	7.1%	1,328.3	1,408.6	6.0%
Puerto Vallarta	742.6	830.4	11.8%	1,317.4	1,484.0	12.6%
Montego Bay	0.0	0.0	0.0%	0.0	0.0	0.0%
Guanajuato	514.3	576.8	12.2%	998.2	1,092.3	9.4%
Hermosillo	531.0	545.5	2.7%	988.5	1,054.2	6.6%
Kingston	0.5	0.1	(84.2%)	1.1	0.2	(85.8%)
Morelia	153.3	173.1	12.9%	299.5	359.2	19.9%
Mexicali	226.3	305.7	35.1%	514.6	598.8	16.4%
La Paz	288.1	328.1	13.9%	559.4	608.7	8.8%
Aguascalientes	166.2	167.4	0.7%	308.6	319.2	3.4%
Los Mochis	141.8	179.4	26.5%	268.0	344.4	28.5%
Manzanillo	30.3	31.4	3.5%	66.2	66.1	(0.1%)
Total	8,577.6	9,107.6	6.2%	16,399.8	17,644.5	7.6%

*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	2Q24	2Q25	Change	6M24	6M25	Change
Guadalajara	1,369.9	1,387.2	1.3%	2,860.0	2,894.2	1.2%
Tijuana *	981.7	1,051.8	7.1%	1,934.0	2,066.7	6.9%
Los Cabos	1,199.9	1,224.4	2.0%	2,607.8	2,607.3	(0.0%)
Puerto Vallarta	897.7	849.1	(5.4%)	2,441.5	2,321.6	(4.9%)
Montego Bay	1,285.1	1,264.7	(1.6%)	2,742.4	2,603.7	(5.1%)
Guanajuato	242.2	252.7	4.3%	489.3	515.7	5.4%
Hermosillo	20.3	19.2	(5.2%)	43.6	40.1	(7.9%)
Kingston	419.2	453.5	8.2%	810.6	881.5	8.7%
Morelia	156.8	155.9	(0.6%)	313.9	330.1	5.1%
Mexicali	2.1	1.8	(14.1%)	3.8	3.6	(4.0%)
La Paz	2.9	8.9	202.1%	6.1	17.6	186.1%
Aguascalientes	81.7	82.5	0.9%	151.2	156.2	3.3%
Los Mochis	2.0	2.0	(0.2%)	4.0	3.9	(3.2%)
Manzanillo	15.9	18.3	15.2%	56.1	62.2	10.8%
Total	6,677.3	6,771.8	1.4%	14,464.4	14,504.2	0.3%

*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	2Q24	2Q25	Change	6M24	6M25	Change
Guadalajara	4,364.6	4,478.1	2.6%	8,526.5	9,006.3	5.6%
Tijuana *	3,079.5	3,191.0	3.6%	6,017.4	6,263.3	4.1%
Los Cabos	1,890.5	1,964.0	3.9%	3,936.2	4,015.9	2.0%
Puerto Vallarta	1,640.3	1,679.5	2.4%	3,758.9	3,805.6	1.2%
Montego Bay	1,285.1	1,264.7	(1.6%)	2,742.4	2,603.7	(5.1%)
Guanajuato	756.5	829.4	9.6%	1,487.5	1,608.1	8.1%
Hermosillo	551.2	564.7	2.4%	1,032.0	1,094.3	6.0%
Kingston	419.8	453.5	8.0%	811.8	881.7	8.6%
Morelia	310.1	329.0	6.1%	613.4	689.3	12.4%
Mexicali	228.5	307.5	34.6%	518.4	602.4	16.2%
La Paz	291.0	337.0	15.8%	565.6	626.3	10.7%
Aguascalientes	247.9	249.8	0.8%	459.8	475.3	3.4%
Los Mochis	143.8	181.4	26.1%	272.0	348.3	28.0%
Manzanillo	46.2	49.7	7.5%	122.4	128.3	4.9%
Total	15,254.7	15,879.4	4.1%	30,864.2	32,148.7	4.2%

*CBX users are classified as international passengers.

CBX Users (in thousands):

Airport	2Q24	2Q25	Change	6M24	6M25	Change
Tijuana	965.7	1,031.4	6.8%	1,907.6	2,029.6	6.4%

Consolidated Results for the Second Quarter of 2025 (in thousands of pesos):

	2Q24	2Q25	Change
Revenues
Aeronautical services	4,560,960	5,763,188	26.4%
Non-aeronautical services	1,722,735	2,442,659	41.8%
Improvements to concession assets (IFRIC-12)	975,327	2,676,149	174.4%
Total revenues	7,259,022	10,881,996	49.9%
	6,283,695	8,205,847	30.6%
Operating costs
Costs of services:	1,213,842	1,522,382	25.4%
Employee costs	490,716	638,722	30.2%
Maintenance	180,485	256,830	42.3%
Safety, security & insurance	199,802	232,516	16.4%
Utilities	130,036	148,732	14.4%
Business operated directly by us	72,549	86,632	19.4%
Other operating expenses	140,254	158,950	13.3%

Technical assistance fees	202,174	221,680	9.6%
Concession taxes	678,595	968,933	42.8%
Depreciation and amortization	687,351	924,959	34.6%
Cost of improvements to concession assets (IFRIC-12)	975,327	2,676,149	174.4%
Other (income)	(9,042)	(10,461)	15.7%
Total operating costs	3,748,247	6,303,642	68.2%
Income from operations	3,510,775	4,578,354	30.4%
Financial Result	(663,157)	(733,545)	10.6%
Income before income taxes	2,847,618	3,844,809	35.0%
Income taxes	(594,903)	(1,189,674)	100.0%
Net income	2,252,715	2,655,135	17.9%
Currency translation effect	659,054	(423,527)	(164.3%)
Cash flow hedges, net of income tax	(20,164)	2,668	(113.2%)
Remeasurements of employee benefit – net income tax	2,276	667	(70.7%)
Comprehensive income	2,893,881	2,234,943	(22.8%)
Non-controlling interest	(95,925)	(90,951)	(5.2%)
Comprehensive income attributable to controlling interest	2,797,956	2,143,992	(23.4%)

	2Q24	2Q25	Change
EBITDA	4,198,126	5,503,313	31.1%
Comprehensive income	2,893,881	2,234,943	(22.8%)
Comprehensive income per share (pesos)	5.7273	4.4232	(22.8%)
Comprehensive income per ADS (US dollars)	3.4591	2.1621	(37.5%)

Operating income margin	48.4%	42.1%	(13.0%)
Operating income margin (excluding IFRIC-12)	55.9%	55.8%	(0.1%)
EBITDA margin	57.8%	50.6%	(12.6%)
EBITDA margin (excluding IFRIC-12)	66.8%	67.1%	0.4%
Costs of services and improvements / total revenues	30.2%	38.6%	27.9%
Cost of services / total revenues (excluding IFRIC-12)	19.3%	18.6%	(4.0%)

- Net income and comprehensive income per share for 2Q25 and 2Q24 were calculated based on 505,277,464 shares outstanding as of June 30, 2025, and June 30, 2024, respectively. Figures in U.S. dollar were converted from pesos using an exchange rate of Ps. 18.2610 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on June 30, 2025.

- For consolidating the Jamaican airports, an average exchange rate of Ps. 19.5453 per U.S. dollar was used, corresponding to the three-month period ended June 30, 2025.

Revenues (2Q25 vs. 2Q24)

  Aeronautical services revenues increased by Ps. 1,202.2 million, or 26.4%.
  Non-aeronautical services revenues increased by Ps. 719.9 million, or 41.8%.
  Revenues from improvements to concession assets increased by Ps. 1,700.8 million, or 174.4%.
  Total revenues increased by Ps. 3,623.0 million, or 49.9%.

The change in aeronautical services revenues was primarily due to the following factors:

  Revenues from Mexican airports increased by Ps. 1,067.3 million, or 27.6%, compared to 2Q24, mainly due to a Ps. 951.6 million or 22.5% increase in the passenger fee revenue, driven by the higher airport maximum tariffs approved for the new 2025–2029 regulatory period, effective as of March 2025, and by a 4.5% increase in passenger traffic during the quarter.
  Revenues from Jamaican airports increased by Ps. 134.9 million, or 19.3%, compared to 2Q24, mainly due to the depreciation of the Mexican peso against the U.S. dollar, which moved from an average exchange rate of Ps. 17.2106 in 2Q24 to Ps. 19.5453 in 2Q25, resulting in higher revenues in pesos. Additionally, there was a 0.8% increase in passenger traffic during the quarter.

The change in non-aeronautical services revenues was primarily driven by the following factors:

  Revenues from Mexican airports increased by Ps. 676.2 million, or 45.9%, compared to 2Q24. Revenues from businesses operated directly by us increased by Ps. 582.8 million, or 116.7%, mainly due to the consolidation of revenues from the cargo and bonded warehouse business, which contributed Ps. 477.1 million. Revenues from businesses operated by third parties increased by Ps. 85.5 million, or 9.2%, primarily driven by the opening of new commercial spaces and the renegotiation of commercial contracts. The fastest-growing business lines were food and beverage, retail stores, duty-free, timeshares, and ground transportation, which together increased by Ps. 90.4 million, or 15.3%.
  Revenues from Jamaican airports increased by Ps. 43.7 million, or 17.4%, compared to 2Q24. In U.S. dollar terms, revenues rose by USD $0.6 million, or 8.2%, further benefiting from a 13.6% depreciation of the Mexican peso against the U.S. dollar compared to 2Q24.

	2Q24	2Q25	Change
Businesses operated by third parties:
Food and beverage	290,715	342,679	17.9%
Duty-free	183,384	208,160	13.5%
Car rental	204,578	211,128	3.2%
Retail	159,927	191,431	19.7%
Leasing of space	120,804	112,962	(6.5%)
Other commercial revenues	61,501	59,010	(4.1%)
Timeshares	55,367	67,818	22.5%
Ground transportation	46,676	51,196	9.7%
Communications and financial services	27,559	28,837	4.6%
Total	1,150,511	1,273,221	10.7%

Businesses operated directly by us:
Cargo operation and bonded warehouse	31,218	514,113	1546.8%
Car parking	169,356	177,872	5.0%
Convenience stores	135,464	161,588	19.3%
VIP Lounges	120,862	168,321	39.3%
Hotel operation	18,251	36,882	102.1%
Advertising	42,400	43,366	2.3%
Total	517,551	1,102,141	113.0%
Recovery of costs	54,674	67,297	23.1%
Total Non-aeronautical Revenues	1,722,735	2,442,659	41.8%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,700.8 million, or 174.4%, compared to 2Q24. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 1,703.1 million, or 191.1%, following investments under the Master Development Program for the 2025-2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which decreased Ps. 2.3 million, or 2.7%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 2,555.4 million, or 68.2%, compared to 2Q24, primarily due to a Ps. 1,700.8 million increase in the cost of improvements to concession assets (IFRIC-12), a Ps. 308.5 million, or 25.4%, increase in the cost of services, driven mainly by the consolidation of the cargo and bonded warehouse business, which contributed Ps. 160.1 million; an increase of Ps. 309.8 million, or 35.2%, in concession fees and technical assistance fees; and higher depreciation and amortization, up Ps. 237.6 million, or 34.6%, due to the recognition of fair values related to the cargo and bonded warehouse business. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 854.6 million, or 30.8%.

This increase in total operating costs was primarily due to the following factors:

   Mexican airports:

  Operating costs increased by Ps. 2,467.5 million, or 83.7%, compared to 2Q24, mainly due to a Ps. 1,703.1 million or 191.1% increase in cost of improvements to the concession assets (IFRIC-12), a Ps. 274.6 million or 27.1% increase in the cost of services, a Ps. 210.2 million, or 37.0% increase in depreciation and amortization, and a Ps. 280.2 million or 57.6% combined increase in technical assistance fees and concession fees. Excluding construction costs (IFRIC 12), operating expenses increased by Ps. 764.4 million, or 37.2%.

The change in the cost of services at our Mexican airports during 2Q25 was mainly due to:

  Employee costs increased by Ps. 134.2 million, or 30.8%, mainly due to the consolidation of the cargo and bonded warehouse business, which contributed Ps. 86.5 million.
  Maintenance rose by Ps. 77.1 million, or 54.5%, due to the opening of new operational areas, airfield maintenance, the operation of jet bridges by Ps. 44.4 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 8.4 million.
  Other operating expenses increased by Ps. 29.3 million, or 15.3%, primarily due to higher consulting services and travel expenses of Ps. 11.7 million, and the consolidation of the cargo and bonded warehouse business of Ps. 12.4 million.
  Safety, security and insurance rose by Ps. 17.7 million, or 11.7%, driven by an increase in security personnel, minimum wage adjustments, changes in the Federal Labor Law, the opening of additional operational areas, and Ps. 4.8 million from the consolidation of the cargo and bonded warehouse business.

Jamaican Airports:

Operating costs increased by Ps. 87.9 million, or 11.0%, compared to 2Q24, mainly due to a Ps. 33.9 million, or 16.9%, increase in the cost of services, a Ps. 29.7 million, or 7.5%, an increase in concession fees, and a Ps. 27.3 million, or 22.9%, increase in depreciation and amortization, partially offset by a Ps. 2.3 million, or 2.7%, decrease in the cost of improvements to concession assets (IFRIC-12).

Operating income margin went from 48.4% in 2Q24 to 42.1% in 2Q25. Excluding the effects of IFRIC-12, the operating income margin went from 55.9% in 2Q24 to 55.8% in 2Q25. Income from operations increased by Ps. 1,067.6 million, or 30.4%, compared to 2Q24.

EBITDA margin went from 57.8% in 2Q24 to 50.6% in 2Q25. Excluding the effects of IFRIC-12, EBITDA margin went from 66.8% in 2Q24 to 67.1% in 2Q25. The nominal value of EBITDA increased by Ps. 1,305.2 million, or 31.1%, compared to 2Q24.

Financial results increased in expense by Ps. 70.4 million, or 10.6%, from a net expense of Ps. 663.1 million in 2Q24 to Ps. 733.5 million in 2Q25. This change was mainly the result of:

  Foreign exchange fluctuations, which went from an income of Ps. 80.9 million in 2Q24 to an expense of Ps. 40.3 million in 2Q25, resulting in a foreign exchange loss of Ps. 121.2 million due to the depreciation of the Mexican peso. Additionally, the foreign currency translation effect contributed to a Ps. 1,082.6 million increase in expense compared to 2Q24.
  Interest expense decreased by Ps. 119.9 million, or 11.6%, compared to 2Q24, mainly due to a decrease in reference rates.
  Interest income decreased by Ps. 69.3 million, or 24.9%, compared to 2Q24, mainly due to a decrease in the cash and cash equivalents average balance and changes in the reference rates.

In 2Q25, net and comprehensive income decreased by Ps. 658.9 million, or 22.8%, compared to 2Q24, mainly due to a Ps. 1,082.6 million increase in foreign currency translation losses versus the same period last year. Income before taxes increased by Ps. 997.2 million, or 35.0%.

During 2Q25, net income increased by Ps. 402.4 million, or 17.9%, compared to 2Q24. Income tax for the period increased by Ps. 594.8 million, composed of a Ps. 451.5 million increase in current income tax, and a Ps. 143.3 million decrease in deferred tax benefit, primarily due to lower tax loss carryforwards of Ps. 177.3 million, compared to 2024. This was partially offset by a higher inflation effect, as inflation rose from 0.4% in 2Q24 to 0.9% in 2Q25.

Consolidated Results for the Six Months of 2025 (in thousands of pesos):

	6M24	6M25	Change
Revenues
Aeronautical services	9,523,062	11,762,321	23.5%
Non-aeronautical services	3,417,140	4,836,535	41.5%
Improvements to concession assets (IFRIC-12)	2,813,789	5,338,324	89.7%
Total revenues	15,753,991	21,937,180	39.2%

Operating costs
Costs of services:	2,285,769	3,007,237	31.6%
Employee costs	949,877	1,252,084	31.8%
Maintenance	342,282	513,733	50.1%
Safety, security & insurance	382,022	447,723	17.2%
Utilities	236,008	273,963	16.1%
Business operated directly by us	146,160	173,968	19.0%
Other operating expenses	229,420	345,766	50.7%

Technical assistance fees	426,536	505,580	18.5%
Concession taxes	1,393,211	1,990,083	42.8%
Depreciation and amortization	1,350,300	1,857,534	37.6%
Cost of improvements to concession assets (IFRIC-12)	2,813,789	5,338,324	89.7%
Other (income)	(12,392)	(36,145)	191.7%
Total operating costs	8,257,212	12,662,613	53.4%
Income from operations	7,496,778	9,274,567	23.7%
Financial Result	(1,256,892)	(1,663,035)	32.3%
Income before income taxes	6,239,887	7,611,532	22.0%
Income taxes	(1,516,453)	(2,098,280)	38.4%
Net income	4,723,434	5,513,253	16.7%
Currency translation effect	367,782	(498,585)	(235.6%)
Cash flow hedges, net of income tax	(35,403)	1,892	(105.3%)
Remeasurements of employee benefit – net income tax	2,229	32,766	1370.0%
Comprehensive income	5,058,042	5,049,325	(0.2%)
Non-controlling interest	(127,642)	(205,878)	61.3%
Comprehensive income attributable to controlling interest	4,930,400	4,843,449	(1.8%)

	6M24	6M25	Change
EBITDA	8,847,078	11,132,102	25.8%
Comprehensive income	5,058,042	5,049,325	(0.2%)
Comprehensive income per share (pesos)	10.0104	9.9932	(0.2%)
Comprehensive income per ADS (US dollars)	6.0459	4.8847	(19.2%)

Operating income margin	47.6%	42.3%	(11.2%)
Operating income margin (excluding IFRIC-12)	57.9%	55.9%	(3.6%)
EBITDA margin	56.2%	50.7%	(9.6%)
EBITDA margin (excluding IFRIC-12)	68.4%	67.1%	(1.9%)
Costs of services and improvements / total revenues	32.4%	38.0%	17.5%
Cost of services / total revenues (excluding IFRIC-12)	17.7%	18.1%	2.6%

- Net income and comprehensive income per share for 6M25 and 6M24 were calculated based on 505,277,464 shares outstanding. U.S. dollar figures were converted from pesos using an exchange rate of Ps. 18.2610 per U.S. dollar, as published by the U.S. Federal Reserve Board (noon buying rate) on June 30, 2025.

- For the purpose of consolidating Jamaican airports, an average exchange rate of Ps. 19.9844 per U.S. dollar was used, corresponding to the six months ended June 30, 2025.

Revenues (6M25 vs. 6M24)

  Aeronautical services revenues increased by Ps. 2,239.3 million, or 23.5%.
  Non-aeronautical services revenues increased by Ps. 1,419.4 million, or 41.5%.
  Revenues from improvements to concession assets increased by Ps. 2,524.5 million, or 89.7%.
  Total revenues increased by Ps. 6,183.2 million, or 39.2%.

The change in aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports increased by Ps. 1,942.2 million, or 24.0%, compared to 6M24. This growth was mainly driven by the increase in the maximum tariffs approved for the new 2025–2029 regulatory period, effective as of March 2025, the 16.8% depreciation of the Mexican peso against the U.S. dollar, and 5.0% increase in passenger traffic.
  Revenues from Jamaican airports increased by Ps. 297.0 million, or 20.5%, compared to 6M24. This was mainly due to the 16.8% depreciation of the peso against the U.S. dollar, with the average exchange rate moving from Ps. 17.1042 in 6M24 to Ps. 19.9844 in 6M25, resulting in higher peso-denominated revenue. This effect was partially offset by a 1.9% decrease in passenger traffic.

-   The change in non-aeronautical services revenues comprised primarily of the following factors:

  Revenues at our Mexican airports increased by Ps. 1,313.6 million, or 45.0%, compared to 6M24. Revenues from businesses operated directly by us rose by Ps. 1,096.1 million, or 111.0%. Businesses operated by third parties increased by Ps. 206.9 million, or 11.2%. This was mainly due to the opening of new commercial spaces, and the renegotiation of existing contracts. The business lines that increased the most were food and beverage, duty-free, retail, timeshares and ground transportation, which increased by Ps. 184.8 million, or 15.5%. Recovery of costs increased by Ps.10.5 million, or 11.8%.
  Revenues from the Jamaican airports increased by Ps. 105.8 million, or 21.2%, compared to 6M24. Revenues in U.S. dollars increased by US$1.4 million, or 3.7%.

	6M24	6M25	Change
Businesses operated by third parties:
Food and beverage	588,081	685,259	16.5%
Duty-free	368,037	424,845	15.4%
Car rental	403,176	416,425	3.3%
Retail	341,779	382,605	11.9%
Leasing of space	207,277	229,859	10.9%
Other commercial revenues	113,833	131,035	15.1%
Timeshares	110,747	138,723	25.3%
Ground transportation	93,522	107,769	15.2%
Communications and financial services	54,078	60,242	11.4%
Total	2,280,531	2,576,761	13.0%

Businesses operated directly by us:
Cargo operation and bonded warehouse	62,994	948,381	1405.5%
Car parking	346,732	356,342	2.8%
Convenience stores	283,378	331,088	16.8%
VIP Lounges	231,941	336,336	45.0%
Hotel operation	18,615	74,323	100.0%
Advertising	77,807	78,206	0.5%
Total	1,021,467	2,124,677	108.0%
Recovery of costs	115,142	135,097	17.3%
Total Non-aeronautical Revenues	3,417,140	4,836,535	41.5%

Figures expressed in thousands of Mexican pesos.

‐        Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 2,524.5 million, or 89.7%, compared to 6M24. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 2,514.9 million, or 94.1%, following investments under the Master Development Program for the 2025-2029 period.
  Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 9.6 million, or 6.9%.

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating cost increased by Ps. 4,405.4 million, or 53.4%, compared to 6M24, primarily due to a Ps. 2,524.5 million, or 89.7%. increase in the cost of improvements to concession assets (IFRIC-12), a Ps. 721.5 million, or 31.6%, increase in the cost of services, an increase of Ps. 675.9 million, or 37.1%, in concession fees and technical assistance fees; and higher depreciation and amortization, up Ps. 507.2 million, or 37.6%. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 1,880.9 million, or 34.6%.

This increase in total operating costs was primarily due to the following factors:

   Mexican airports:

  Operating costs increased by Ps. 4,161.1 million, or 62.3%, compared to 6M24, mainly due to a Ps. 2,514.9 million or 94.1% increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 625.3 million, or 33.0%, increase in the cost of services, a combined increase in technical assistance fees and concession fees Ps. 600.3 million, or 59.3%, and an increase in depreciation and amortization of Ps. 445.5 million or 40.1%. Excluding the cost of improvements to concession assets (IFRIC-12), operating expenses increased by Ps. 1,646.1 million, or 41.1%.

The change in the cost of services at our Mexican airports during 6M25 was mainly due to:

  Employee costs increased by Ps. 272.7 million, or 32.3%, mainly due to the increase in minimum wages and changes in the Federal Labor Law, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 187.8 million.
  Maintenance rose by Ps. 153.4 million, or 57.3%, due to the opening of new operational areas, the operation of jet bridges by Ps. 88.4 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 17.3 million.
  Other operating expenses increased by Ps. 136.1 million, or 40.4%, primarily due to higher consulting services and travel expenses of Ps. 31.6 million, and the consolidation of the cargo and bonded warehouse business of Ps. 64.3 million.
  Safety, security and insurance rose by Ps. 34.7 million, or 12.2%, driven by an increase in security personnel, minimum wage adjustments, changes in the Federal Labor Law, the opening of additional operational areas, and Ps. 4.8 million from the consolidation of the cargo and bonded warehouse business.

Jamaican Airports:

Operating costs increased by Ps. 244.3 million, or 15.5%, compared to 6M24, mainly due to a Ps. 96.1 million, or 24.6%, increase in the cost of services, a Ps. 75.6 million, or 9.4%, increase in concession fees, and a Ps. 61.7 million, or 25.8%, increase in depreciation and amortization, and a Ps. 9.6 million, or 6.9%, increase in the cost of improvements to concession assets (IFRIC-12).

Operating income margin went from 47.6% in 6M24 to 42.3% in 6M25. Excluding the effects of IFRIC-12, the operating income margin went from 57.9% in 6M24 to 55.9% in 6M25. Income from operations increased by Ps. 1,777.8 million, or 23.7%, compared to 6M24.

EBITDA margin went from 56.2% in 6M24 to 50.7% in 6M25. Excluding the effects of IFRIC-12, EBITDA margin went from 68.4% in 6M24 to 67.1% in 6M25. The nominal value of EBITDA increased by Ps. 2,285.0 million, or 25.8%, compared to 6M24.

Financial results increased in expense by Ps. 406.1 million, or 32.3%, from a net expense of Ps. 1,257.0 million in 6M24 to a net expense of Ps. 1,663.1 million in 6M25. This change was mainly the result of:

  Foreign exchange fluctuations, which went from an income of Ps. 109.9 million in 6M24 to an expense of Ps. 164.3 million in 6M25, resulting in a foreign exchange loss of Ps. 274.1 million due to the depreciation of the Mexican peso. Additionally, the foreign currency translation effect contributed to a Ps. 866.4 million increase in expense compared to 6M24.
  Interest expense increased by Ps. 124.6 million, or 6.5%, compared to 6M24, mainly due to the increase in bond certificates and higher borrowings of bank loans.
  Interest income decreased by Ps. 7.4 million, or 1.3%, compared to 6M24, mainly due to a decrease in the cash and cash equivalents average balance and changes in the reference rates.

In 6M25, net and comprehensive income decreased by Ps. 8.7 million, or 0.2%, compared to 6M24. Income before taxes increased by Ps. 1,371.6 million, mainly due to the increase in EBITDA, as mentioned above.

During 6M25, net income increased by Ps. 789.8 million, or 16.7%, compared to 6M24, mainly due to the increase in EBITDA, partially offset by higher depreciation and amortization expenses, as well as an increase in net financial expenses. In addition, income tax expense for the period increased by Ps. 581.8 million, as a result of a Ps. 1,777.8 million increase in operating income.

Statement of Financial Position

Total assets as of June 30, 2025, increased by Ps. 4,870.3 million compared to June 30, 2024, primarily due to the following items: i) Improvements to concession assets of Ps. 5,875.2 million, ii) Other acquired rights of Ps. 1,937.1 million, iii) Trade accounts receivable of Ps. 816.9 million, iv) Deferred income taxes of Ps. 813.6 million, and v) Machinery, equipment, and improvements to leased buildings of Ps. 254.4 million, partially offset by a decrease in cash and cash equivalents of Ps. 2,887.6 million, advanced payments to suppliers of Ps. 905.1 million.

As of June 30, 2025, total liabilities increased by Ps. 2,738.1 million compared to the same period in 2024, mainly due to i) Bonds certificates of Ps. 4,639.0 million, ii) Deferred liabilities of Ps. 575.1 million, iii) Accounts payable of Ps. 365.2 million, and iv) Taxes payable of Ps. 157.0 million, partially offset by a decrease in payables related to shareholder distribution of Ps. 2,819.9 million.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q24	2Q25	Change	6M24	6M25	Change
Guadalajara
Aeronautical services	1,268,040	1,562,430	23.2%	2,564,649	3,151,517	22.9%
Non-aeronautical services	317,441	348,795	9.9%	627,732	709,331	13.0%
Improvements to concession assets (IFRIC 12)	402,305	1,174,426	191.9%	1,206,914	2,348,852	94.6%
Total Revenues	1,987,785	3,085,651	55.2%	4,399,296	6,209,700	41.2%
Operating income	1,105,607	1,242,734	12.4%	2,357,430	2,424,965	2.9%
EBITDA	1,238,723	1,450,416	17.1%	2,615,085	2,844,519	8.8%

Tijuana
Aeronautical services	691,854	855,119	23.6%	1,330,342	1,587,933	19.4%
Non-aeronautical services	137,398	125,930	(8.3%)	290,551	250,651	(13.7%)
Improvements to concession assets (IFRIC 12)	55,659	386,094	593.7%	166,976	772,188	362.5%
Total Revenues	884,912	1,367,144	54.5%	1,787,870	2,610,772	46.0%
Operating income	416,606	565,985	35.9%	910,293	972,388	6.8%
EBITDA	532,909	691,459	29.8%	1,139,124	1,224,397	7.5%

Los Cabos
Aeronautical services	678,207	903,938	33.3%	1,460,930	1,850,570	26.7%
Non-aeronautical services	333,646	349,334	4.7%	651,689	712,000	9.3%
Improvements to concession assets (IFRIC 12)	99,521	205,863	106.9%	298,562	411,726	37.9%
Total Revenues	1,111,374	1,459,135	31.3%	2,411,181	2,974,296	23.4%
Operating income	592,449	806,799	36.2%	1,428,213	1,645,613	15.2%
EBITDA	681,734	911,098	33.6%	1,607,296	1,846,950	14.9%

Puerto Vallarta
Aeronautical services	554,172	720,778	30.1%	1,386,173	1,708,950	23.3%
Non-aeronautical services	156,084	183,464	17.5%	324,160	371,047	14.5%
Improvements to concession assets (IFRIC 12)	247,818	503,536	103.2%	743,455	1,007,073	35.5%
Total Revenues	958,074	1,407,778	46.9%	2,453,787	3,087,070	25.8%
Operating income	382,540	584,274	52.7%	1,184,206	1,365,432	15.3%
EBITDA	436,696	647,844	48.4%	1,293,055	1,494,221	15.6%

Montego Bay
Aeronautical services	451,015	518,434	14.9%	965,270	1,103,799	14.4%
Non-aeronautical services	199,927	231,963	16.0%	398,845	476,550	19.5%
Improvements to concession assets (IFRIC 12)	39,954	64,368	61.1%	80,681	113,354	40.5%
Total Revenues	690,897	814,765	17.9%	1,444,798	1,693,703	17.2%
Operating income	250,207	305,501	22.1%	541,105	648,016	19.8%
EBITDA	321,002	391,479	22.0%	681,708	823,813	20.8%

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q24	2Q25	Change	6M24	6M25	Change
Guanajuato
Aeronautical services	209,686	280,231	33.6%	428,065	548,630	28.2%
Non-aeronautical services	46,658	46,903	0.5%	92,604	97,540	5.3%
Improvements to concession assets (IFRIC 12)	37,025	130,222	251.7%	111,075	260,444	134.5%
Total Revenues	293,369	457,356	55.9%	631,745	906,614	43.5%
Operating income	139,587	208,424	49.3%	339,761	407,575	20.0%
EBITDA	161,425	233,880	44.9%	383,005	458,950	19.8%

Hermosillo
Aeronautical services	132,431	161,897	22.3%	250,143	305,246	22.0%
Non-aeronautical services	28,985	30,191	4.2%	56,967	56,762	(0.4%)
Improvements to concession assets (IFRIC 12)	10,720	17,224	60.7%	32,159	34,448	7.1%
Total Revenues	172,136	209,312	21.6%	339,269	396,456	16.9%
Operating income	65,385	97,867	49.7%	150,699	176,221	16.9%
EBITDA	90,659	123,579	36.3%	201,279	228,262	13.4%

Others (1)
Aeronautical services	575,556	760,361	32.1%	1,137,490	1,505,675	32.4%
Non-aeronautical services	102,998	115,531	12.2%	209,218	234,076	11.9%
Improvements to concession assets (IFRIC 12)	82,326	194,416	136.2%	173,965	390,239	124.3%
Total Revenues	760,880	1,070,309	40.7%	1,520,673	2,129,991	40.1%
Operating income	(24,265)	248,864	(1125.6%)	10,809	481,021	4350.3%
EBITDA	125,786	351,893	179.8%	309,263	689,098	122.8%

Total
Aeronautical services	4,560,960	5,763,188	26.4%	9,523,062	11,762,320	23.5%
Non-aeronautical services	1,323,136	1,432,112	8.2%	2,651,767	2,907,957	9.7%
Improvements to concession assets (IFRIC 12)	975,327	2,676,149	174.4%	2,813,789	5,338,324	89.7%
Total Revenues	6,859,423	9,871,449	43.9%	14,988,618	20,008,601	33.5%
Operating income	2,928,112	4,060,448	38.7%	6,922,515	8,121,231	17.3%
EBITDA	3,588,935	4,801,647	33.8%	8,229,814	9,610,209	16.8%

(1)        Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

	2024	2025	Change	%
Assets
Current assets
Cash and cash equivalents	12,584,900	9,697,343	(2,887,557)	(22.9%)
Trade accounts receivable - Net	2,337,543	3,154,471	816,928	34.9%
Other current assets	1,169,781	1,152,861	(16,920)	(1.4%)
Total current assets	16,092,224	14,004,675	(2,087,549)	(13.0%)

Advanced payments to suppliers	1,774,646	869,569	(905,077)	(51.0%)
Machinery, equipment and improvements to leased buildings - Net	4,369,470	4,623,910	254,440	5.8%
Improvements to concession assets - Net	31,357,661	37,232,836	5,875,175	18.7%
Airport concessions - Net	9,167,056	9,140,466	(26,590)	(0.3%)
Rights to use airport facilities - Net	1,024,916	967,163	(57,753)	(5.6%)
Other acquired rights	-	1,937,118	1,937,118	100.0%
Deferred income taxes - Net	7,667,150	8,480,777	813,627	10.6%
Other non-current assets	1,864,594	931,541	(933,052)	(50.0%)
Total assets	73,317,717	78,188,055	4,870,338	6.6%

Liabilities
Current liabilities	16,313,310	14,743,847	(1,569,463)	(9.6%)
Long-term liabilities	38,104,347	42,411,926	4,307,579	11.3%
Total liabilities	54,417,657	57,155,773	2,738,116	5.0%

Stockholders' Equity
Common stock	1,194,390	1,194,390	-	0.0%
Legal reserve	920,187	238,878	(681,309)	(74.0%)
Net income	4,648,636	5,266,355	617,719	13.3%
Retained earnings	8,345,564	9,131,025	785,461	9.4%
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	74,634	312,241	237,607	318.4%
Remeasurements of employee benefit – Net	311	41,049	40,738	13099.0
Cash flow hedges- Net	25,315	(2,692)	(28,007)	(110.6
Total controlling interest	17,709,037	18,681,246	972,209	5.5%
Non-controlling interest	1,191,020	2,351,039	1,160,019	97.4%
Total stockholder's equity	18,900,057	21,032,285	2,132,228	11.3%

Total liabilities and stockholders' equity	73,317,717	78,188,055	4,870,338	6.6%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	2Q24	2Q25	Change	6M24	6M25	Change
Cash flows from operating activities:
Consolidated net income	2,252,715	2,655,135	17.9%	4,723,435	5,513,253	16.7%

Postemployment benefit costs	13,776	15,459	12.2%	27,552	29,621	7.5%
Allowance expected credit loss	21,328	(13,123)	(161.5%)	18,527	12,269	(33.8%)
Depreciation and amortization	687,351	924,959	34.6%	1,350,300	1,857,534	37.6%
Loss on sale of machinery, equipment and improvements to leased assets	11,215	(630)	(105.6%)	11,760	1,360	(88.4%)
Interest expense	981,033	1,034,255	5.4%	1,977,891	2,281,509	15.4%
Provisions	9,970	9,022	(9.5%)	16,250	(21,667)	(233.3%)
Income tax expense	594,903	1,189,674	100.0%	1,516,453	2,098,280	38.4%
Unrealized exchange loss	309,521	(54,076)	(117.5%)	225,863	56,804	(74.9%)
	4,881,812	5,760,675	18.0%	9,868,031	11,828,961	19.9%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	128,758	162,331	26.1%	(83,124)	(493,714)	493.9%
Recoverable tax on assets and other assets	394,674	25,725	(93.5%)	791,223	107,364	(86.4%)
Increase (decrease)
Concession taxes payable	(258,431)	(248,380)	(3.9%)	(109,032)	(215,106)	97.3%
Accounts payable	(400,002)	(117,942)	(70.5%)	(474,606)	(46,488)	(90.2%)
Cash generated by operating activities	4,746,811	5,582,409	17.6%	9,992,492	11,181,017	11.9%
Income taxes paid	(875,615)	(1,202,747)	37.4%	(1,586,948)	(2,324,790)	46.5%
Net cash flows provided by operating activities	3,871,196	4,379,662	13.1%	8,405,543	8,856,227	5.4%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,701,189)	(678,121)	(60.1%)	(3,109,274)	(2,384,763)	(23.3%)
Cash flows from sales of machinery and equipment	2,878	1,656	(42.5%)	4,235	1,774	(58.1%)
Other investment activities	199,053	(1,746,391)	(977.3%)	72,270	(1,732,569)	(2497.4%)
Net cash used by investment activities	(2,374,762)	(2,422,856)	2.0%	(3,908,274)	(4,115,559)	5.3%

Cash flows from financing activities:
Dividends declared	-	(4,254,436)	100.0%	-	(4,254,436)	100.0%
Dividends paid	(65,424)	(152,881)	133.7%	(65,424)	(152,881)	(133.7%)
Bond certificates issued	-	-	0.0%	3,000,000	6,000,000	100.0%
Bond certificates paid	-	(2,500,000)	100.0%	(3,000,000)	(7,000,000)	133.3%
Bank loans	875,000	3,249,098	271.3%	875,000	3,249,098	271.3%
Interest paid on bank loans	(1,314,322)	(941,099)	(28.4%)	(2,384,483)	(2,306,485)	(3.3%)
Interest paid on lease	(971)	(592)	(39.0%)	(2,031)	(1,282)	(36.9%)
Payments of obligations for leasing	(4,454)	(2,566)	(42.4%)	(8,908)	(18,899)	112.1%
Net cash flows used in financing activities	(578,588)	(8,057,414)	1292.6%	(1,654,263)	(7,939,822)	380.0%

Effects of exchange rate changes on cash held	125,431	(429,868)	(442.7%)	(313,317)	(569,530)	81.8%
Net increase (decrease) in cash and cash equivalents	1,043,277	(6,530,476)	(726.0%)	2,529,691	(3,768,684)	(249.0%)
Cash and cash equivalents at beginning of the period	11,541,621	16,227,819	40.6%	10,055,211	13,466,026	33.9%
Cash and cash equivalents at the end of the period	12,584,900	9,697,343	(22.9%)	12,584,900	9,697,343	(22.9%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	2Q24	2Q25	Change	6M24	6M25	Change
Revenues
Aeronautical services	4,560,960	5,763,188	26.4%	9,523,062	11,762,321	23.5%
Non-aeronautical services	1,722,735	2,442,659	41.8%	3,417,140	4,836,535	41.5%
Improvements to concession assets (IFRIC-12)	975,327	2,676,149	174.4%	2,813,789	5,338,324	89.7%
Total revenues	7,259,022	10,881,996	49.9%	15,753,991	21,937,180	39.2%

Operating costs
Costs of services:	1,213,842	1,522,382	25.4%	2,285,769	3,007,237	31.6%
Employee costs	490,716	638,722	30.2%	949,877	1,252,084	31.8%
Maintenance	180,485	256,830	42.3%	342,282	513,733	50.1%
Safety, security & insurance	199,802	232,516	16.4%	382,022	447,723	17.2%
Utilities	130,036	148,732	14.4%	236,008	273,963	16.1%
Business operated directly by us	72,549	86,632	19.4%	146,160	173,968	19.0%
Other operating expenses	140,254	158,950	13.3%	229,420	345,766	50.7%

Technical assistance fees	202,174	221,680	9.6%	426,536	505,580	18.5%
Concession taxes	678,595	968,933	42.8%	1,393,211	1,990,083	42.8%
Depreciation and amortization	687,351	924,959	34.6%	1,350,300	1,857,534	37.6%
Cost of improvements to concession assets (IFRIC-12)	975,327	2,676,149	174.4%	2,813,789	5,338,324	89.7%
Other (income)	(9,042)	(10,461)	15.7%	(12,392)	(36,145)	191.7%
Total operating costs	3,748,247	6,303,642	68.2%	8,257,212	12,662,613	53.4%
Income from operations	3,510,775	4,578,354	30.4%	7,496,778	9,274,567	23.7%
Financial Result	(663,157)	(733,545)	10.6%	(1,256,892)	(1,663,035)	32.3%
Income before income taxes	2,847,618	3,844,809	35.0%	6,239,887	7,611,532	22.0%
Income taxes	(594,903)	(1,189,674)	100.0%	(1,516,453)	(2,098,280)	38.4%
Net income	2,252,715	2,655,135	17.9%	4,723,434	5,513,253	16.7%
Currency translation effect	659,054	(423,527)	(164.3%)	367,782	(498,585)	(235.6%)
Cash flow hedges, net of income tax	(20,164)	2,668	(113.2%)	(35,403)	1,892	(105.3%)
Remeasurements of employee benefit – net income tax	2,276	667	(70.7%)	2,229	32,766	1370.0%
Comprehensive income	2,893,881	2,234,943	(22.8%)	5,058,042	5,049,325	(0.2%)
Non-controlling interest	(95,925)	(90,951)	(5.2%)	(127,642)	(205,878)	61.3%
Comprehensive income attributable to controlling interest	2,797,956	2,143,992	(23.4%)	4,930,400	4,843,449	(1.8%)

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2024	8,197,536	478,185	2,500,000	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Increase legal reserve	-	442,002	-	(442,002)	-	-	-	-
Capital reduction	(7,003,146)	-	-	-	-	(7,003,146)	-	(7,003,146)
Dividends declared non-controlling interest	-	-	-	-	-	-	(99,485)	(99,485)
Comprehensive income:
Net income	-	-	-	4,648,635	-	4,648,635	74,803	4,723,438
Foreign currency translation reserve	-	-	-	-	314,940	314,940	52,839	367,779
Remeasurements of employee benefit – Net	-	-	-	-	2,229	2,229	-	2,229
Reserve for cash flow hedges – Net of income tax	-	-	-	-	(35,403)	(35,403)	-	(35,403)
Balance as of June 30, 2024	1,194,390	920,187	2,500,000	12,994,201	100,259	17,709,037	1,191,021	18,900,058

Balance as of January 1, 2025	1,194,390	920,187	2,500,000	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Decrease legal reserve	-	(681,309)	-	681,309	-	-	-	-
Dividends declared	-	-	-	(8,508,000)	-	(8,508,000)	(130,779)	(8,638,779)
Comprehensive income:
Net income	-	-	-	5,266,354	-	5,266,354	246,904	5,513,258
Foreign currency translation reserve	-	-	-	-	(457,559)	(457,559)	(41,026)	(498,585)
Remeasurements of employee benefit – Net	-	-	-	-	32,766	32,766		32,766
Reserve for cash flow hedges – Net of income tax	-	-	-	-	1,892	1,892	-	1,892
Balance as of June 30, 2025	1,194,390	238,878	2,500,000	14,397,387	350,598	18,681,250	2,351,039	21,032,291

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”), as well as the 48.5% held by the shareholders of GWTC.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	2Q24	2Q25	Change	6M24	6M25	Change
Total passengers	15,254.7	15,879.4	4.1%	30,864.2	32,148.7	4.2%
Total cargo volume (in WLUs)	703.1	686.6	(2.3%)	1,343.1	1,337.3	(0.4%)
Total WLUs	15,957.8	16,566.0	3.8%	32,207.3	33,486.0	4.0%

Aeronautical & non aeronautical services per passenger (pesos)	411.9	516.8	25.5%	419.3	516.3	23.1%
Aeronautical services per WLU (pesos)	285.8	347.9	21.7%	295.7	351.3	18.8%
Non aeronautical services per passenger (pesos)	112.9	153.8	36.2%	110.7	150.4	35.9%
Cost of services per WLU (pesos)	76.1	91.9	20.8%	71.0	89.8	26.5%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 21, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer